UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

October 14, 2008
(correcting order dated April 11, 2007)

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

GelTex Pharmaceuticals, Inc.

File No. 000-26872 - CF# 19362

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Genzyme Corporation (acquirer of GelTex Pharmaceuticals, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information GelTex Pharmaceuticals, Inc. excluded from an Exhibit to the GelTex Pharmaceuticals, Inc. Form 10-K filed on March 30, 2000.

Based on representations by Genzyme Corporation that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

        Exhibit 10.32   through December 31, 2013

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Patti J. Dennis
Chief, Office of Disclosure Support